Press Release	Source: Integrated Environmental Technologies, Ltd.

Integrated Environmental Technologies Targets MRSA (Staph) Infections in Schools with "GREEN" Biocide

Wednesday September 10, 1:30 pm ET

Distributor Expands Service Area and Customer Base to Aggressively Promote EcaFlo(R) Anolyte and Its Newly-Acquired, EPA-Registered Antimicrobial Product Designation for Meeting Bacterial Management Requirements of Government and School Systems with a 'Green' Biocide

LITTLE RIVER, S.C.--(BUSINESS WIRE)--Integrated Environmental Technologies, Ltd. (OTCBB:IEVM - News) announced today that it continues to sell EcaFlo® equipment to a leading North Carolina-based supplier of janitorial and sanitation products and solutions primarily involved in supplying state, county and local governments with disinfecting and sanitizing products.

According to the Department of Health and Human Services Centers for Disease Control and Prevention, American students miss 22 million school days per year due to colds, flu and other infections such as Staph infections, including a more serious one known as MRSA (Methicillin-Resistant Staphylococcus Aureus). MRSA is spread by touching surfaces that are infected with the bacteria. EcaFlo® Anolyte is a “green” biocide that has been tested and registered by the US EPA as a broad spectrum hospital disinfectant and is effective against MRSA and other infectious bacteria, but unlike traditional disinfectants such as bleach and quaternary ammonia, leaves no harmful chemical residue in the environment. EcaFlo® Anolyte kills the pathogens on hard surfaces such as door knobs, light switches, keyboards, and athletic equipment.

William “Bill” Summerour, President and CEO of the well-established Mickey’s Sales and Service, Inc., has inked an agreement with IET so that the expanding distributor may step up its program to promote and sell EcaFlo® Anolyte with an aggressive plan of hiring six (6) new sales representatives located in Virginia and the Carolinas to sell EcaFlo® Anolyte directly into thirteen counties, with primary entry points within the county school systems.

Summerour commented: “IET achieved quite a coup when it obtained its EPA product registration and Mickey’s Sales and Service worked closely with IET in order to be a sub-registrant immediately upon obtaining that registration. We know we have an amazing product with EcaFlo® Anolyte and we’re receiving so much positive feedback from the school systems we’re already supplying…we just had to expand our company to seize this golden opportunity.” Summerour further stated, “Mickey’s Sales and Service is out on the streets, in the state, county and city halls, actively selling this ‘GREEN’ disinfecting product, and we will continue to penetrate markets where applications of Anolyte provide the required bacteria control, in a value-added manner, to our customers.”

IEVM’s President and CEO, William E. “Bill” Prince stated, “With previous and recent outbreaks of MRSA and other illnesses that have threatened our school systems and institutions nationwide, our EcaFlo® equipment’s reliability has given sanitation and janitorial supply companies like Mickey’s a credible, EPA-registered product that will deliver strong, environmentally-responsible solutions to enhance the health and safety of students and the general public. We are proud to be associated with a distributing company like Mickey’s; one who has built its reputation of customer satisfaction for thirty plus years and who has taken on promoting our one-of-a-kind product with such an aggressive program.”

EcaFlo® equipment and its EcaFlo® solutions (anolyte and catholyte) have applications in a wide array of industries. Recently, IET sold a custom piece of EcaFlo® equipment to a company specializing in the health and nutrition market. IEVM’s President and CEO commented, “EPA product registration of EcaFlo® Anolyte is affording the company and its distributors a whole new ability to sell solutions in markets other than those that were on-site users of the solutions, because now customers can transport and distribute EcaFlo® Anolyte. This equates to increased sales of EcaFlo® equipment and Anolyte, and better opportunities all around.”

About IET, Inc. and EcaFlo® equipment and solutions:

I.E.T. designs, manufactures, markets and sells its equipment under the EcaFlo® Name Brand. This specially designed and built equipment produces reliable, environmentally-friendly solutions, using a precise configuration of a process known as electro-chemical activation (ECA). IET’s EcaFlo® equipment produces solutions (anolyte and catholyte) that effectively eliminate bacteria without harming the environment, as well as acting as natural degreasers.

Contact Information for Mickey’s Sales and Service, Inc.:

William “Bill” Summerour

Mickey’s Sales & Service, Inc.

187 Old US 17

Hertford, North Carolina 27944

(800) 635-1690

Forward-Looking Statements: The statements in this press release regarding future opportunities and any other effect, result or aspect of the EPA product registration and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, such as future purchases from Mickey’s Sales and Service, Inc., risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage forecasted growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:
Integrated Environmental Technologies, Ltd.
William E. “Bill” Prince, President and CEO
843-390-2500; fax, 843-390-3900; bill.prince@ietltd.net
www.ietltd.net www.ietusa.net

Source: Integrated Environmental Technologies, Ltd.